SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

March 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”).  This Amendment No. 1 relates to the common stock, $0.01 par value per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 3.  Source and Amount of Funds or Other Considerations

The first paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in their entirety as follows:

Each of Stable Investment Corporation (“Stable”)  and Best Investment Corporation (“Best”) directly hold, and by virtue of being the parent of CIC International Co., Limited (“CIC International”), which is the parent of Stable and Best, China Investment Corporation (“CIC”) indirectly holds, an ownership interest in Brookfield Retail Holdings III LLC (“BRH III”), one of the entities listed in Item 5 of the Original Schedule 13D (each, an “Investment Vehicle”).  As a result of the Investment Vehicle Contribution and Exchange (defined in Item 4 of this Amendment No. 1), BRH III owns common stock of Brookfield Retail Holdings R 1 Inc. (“Holdco 1”), which owns Common Stock.  Stable and Best’s interest in BRH III entitles them to certain voting rights with respect to the Common Stock held by Holdco 1. Therefore, the Reporting Persons may be deemed to share beneficial ownership of the securities reported in the Original Schedule 13D as being held by the Investment Vehicles. See Items 4 and 5 of the Original Schedule 13D.

Item 4. Purpose of the Transaction

The second and third paragraphs of Item 4 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

On February 15, 2012, the Company commenced a rights offering pursuant to which it distributed at no charge to the holders of Common Stock transferable subscription rights to purchase up to an aggregate of 13,333,333 shares of the Company’s common stock at a cash subscription price of $15.00 per whole share. The rights offering may be canceled by the Company’s board of directors at any time prior to the expiration of the rights offering.

CIC, Stable and Best have determined not to participate in the rights offering and will not transfer their subscription rights. For the reasons described under Item 5 of the Original Schedule 13D, CIC, Stable and Best may be deemed to share beneficial ownership of shares of Common Stock purchased by Brookfield Asset Management, Inc. (“Brookfield”) in connection with the rights offering pursuant to the Standby Agreement (which is described in the Original Schedule 13D) and may be deemed a member of a group with Brookfield with respect to such shares of Common Stock.

Item 4 of the Original Schedule 13D is hereby amended to include the following:

On March 8, 2012, each Investment Vehicle contributed (the “Investment Vehicle Contribution and Exchange”) the shares of Common Stock, but not the rights issued in the rights offering, directly beneficially owned by each such Investment Vehicle to Holdco 1, a holding company formed for the purpose of holding the shares of Common Stock owned by the Investment Vehicles, pursuant to separate but substantially similar subscription agreements, each in the form attached as an exhibit hereto (each, a “Subscription Agreement”).  In exchange for the Investment Vehicle Contribution and Exchange, BRH III acquired (i) 255.888 shares in Holdco 1, representing a proportionate interest in Holdco 1 equivalent to the number of shares of Common Stock directly held by BRH III in the Company prior to the Investment Vehicle Contribution and Exchange and (ii) pursuant to a loan agreement, in the form attached as an exhibit hereto (the “Loan Agreement”), a note, in the form attached as an exhibit hereto (the “Note”) with Holdco 1 in a principal amount of $14,329,728.00, which accrues interest at a rate of 8 % per annum.  Following the Investment Vehicle Contribution and Exchange, Holdco 1 directly holds an aggregate of 9,019,367 shares of Common Stock.  The rights of each Investment Vehicle with respect to the shares of Common Stock directly held by them prior to the Investment Vehicle Contribution and Exchange did not change as a result of the Investment Vehicle Contribution and Exchange.

  The summary contained herein of the Subscription Agreement, the Loan Agreement and the Note are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 8 hereto, the Loan Agreement, a copy of which is filed as Exhibit 9 hereto and the Note, a copy of which is filed as Exhibit 10 hereto, which are incorporated herein by reference.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 8
Form of Subscription Agreement  (incorporated herein by reference to Exhibit 12 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

Exhibit 9
Form of Loan Agreement (incorporated herein by reference to Exhibit 13 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

Exhibit 10
Form of Note (incorporated herein by reference to Exhibit 14 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc. on March 12, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: March 13, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: March 13, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director